U. S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The American Education Corporation
(Name of Issuer)

Common Stock, $.025 par value
(Title of Class of Securities)

02553P 10 1
(CUSIP NUMBER)

Armand Paliotta
1600 Bank of Oklahoma Plaza
201 Robert S. Kerr
Oklahoma City, Oklahoma  73102
(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

December 31, 1993
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_____].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP NO. 02553P 10 1

1. Name of Reporting Person
   Jeffrey E. Butler

2. Check the Appropriate Box if a Member of a Group
   (a) [ ] (b) [X]

3. SEC Use Only

4. Source of Funds
   PF/00

5. Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to items 2(d) or 2(e)	[  ]

6. Citizenship or Place of Organization

   United States
   -------------

                       7. Sole Voting Power
                          991,904 (consisting of 5,639,904
                          shares and options for 382,000 shares
                          exercisable within 60 days)
Shares                 8. Shared Voting Power
Beneficially              0
Owned by Each          9. Sole Dispositive Power
With                      991,904 (consisting of 5,639,904
                          shares and options for 352,000 shares
                          exercisable within 60 days)
                      10. Shared Dispositive Power
                          0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    991,904 (consisting of 639,904 shares and options for 352,000 shares exercisable within 60 days)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares	[X]
    Excludes 263,919 shares held by or for the benefit of the reporting person's son. The reporting person disclaims beneficial ownership of these shares.

13. Percent of Class Represented by Amount in Row (11)
    7.8%

14. Type of Reporting Person
    IN

Item 1.	Security and Issuer.
----------------------------

Title of class of equity securities:
common stock, $0.025 par value

Issuer:
The American Education Corporation

Address of principal executive offices:
7506 North Broadway, Suite 505, Oklahoma
City, Oklahoma  73116


Item 2.  Identity and Background.
---------------------------------

This statement is filed by Jeffrey E. Butler. Mr. Butler's residence address is 4217 Old Farm Road, Oklahoma City, Oklahoma 73120. Mr. Butler is the chief executive officer, president, chief financial officer and chairman of the Board of Directors of The American Education Corporation. The address of The American Education Corporation is 7506 North Broadway, Suite 505, Oklahoma City, Oklahoma 73116. Mr. Butler has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Butler is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

The purchase price for the shares and options for shares came from personal funds of Mr. Butler. In 1991 and 1993 Mr. Butler converted options in the amount of $99,200 for 496,000 shares of the Company's Common Stock. Also in 1993 Mr. Butler purchased 6,142 shares from another stockholder, (John D. Garber), for $3,071. In 1995 Mr. Butler converted unpaid compensation in the amount of $2,555.24 into 127,762 shares of the Company's Common Stock. In January of 1998 the Board of Directors granted Mr. Butler 10,000 shares of the Company's Common Stock which brings the total shares owned by Mr. Butler to 639,904.

Item 4.  Purpose of Transaction.
--------------------------------

The purpose of the acquisitions of the shares of common stock and options by Mr. Butler is for investment, and the purchases were made in the ordinary course of business. Mr. Butler may make further purchases of share of common stock from time to time and may dispose of any or all of the shares of common stock beneficially owned by him at any time, subject to applicable securities laws. Mr. Butler does not have any current plans or proposals, which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of
Item 4 in Schedule 13D. Mr. Butler may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

(a) The aggregate number of shares of common stock of the issuer beneficially owned by Mr. Butler is 991,904 or approximately 7.8%. This amount does not include 263,919 shares beneficially owned individually by Mr. Butler's son. The reporting person disclaims beneficial ownership of the shares beneficially owned by his son.

(b) Mr. Butler has the sole power to vote and to dispose of 639,904 shares of the issuer and the sole power to dispose of the 352,000 options.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer.
-----------------------------------------------------------------

On or about January 3, 1991, the Company entered into an Employment Agreement with Jeffrey E. Butler. The Employment Agreement is automatically renewed annually unless it is terminated by either Mr. Butler or the Company. The Employment Agreement provides for the employment of Mr. Butler as President and Chief Executive Officer at a base salary of not less than $72,000.00 per year. Mr. Butler is also entitled to a cash bonus of 2.5% of the Company's net pre-tax earnings. As of July 1, 1997, Mr. Butler's salary was increased to $84,000.00 per year. Mr. Butler is also eligible to participate in such programs for incentive and/or bonus compensation as may be approved by the Board of Directors from time to time based on financial objectives set by the Board of Directors, which include, but are not limited to, increases from one fiscal year to the next in net revenues, net earnings and shareholder value. The Employment Agreement contains a provision which provides that, if Mr. Butler is terminated for any reason other than a willful act of fraud or the failure to devote the necessary time and attention in the performance of his duties, he shall receive a severance payment equal to 50% of his annual salary.


Not Applicable.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  May 12, 1998

/s/Jeffery E. Butler
--------------------